UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 33-90792

Provident Financial Group, Inc. Retirement Plan
One East Fourth Street
Cincinnati, Ohio 45202

Provident Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio 45202

PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
AUDITED FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2003

Audited Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
Provident Financial Group, Inc. Retirement Plan

We have audited the accompanying statements of plan equity of the Provident Financial Group, Inc. Retirement Plan as of December 31, 2003 and 2002, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the plan equity at December 31, 2003 and 2002, and the changes in plan equity for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 2003 and reportable transactions for the year ended December 31, 2003 are presented for the purpose of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Ernst & Young LLP

Cincinnati, Ohio
June 24, 2004

PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
STATEMENT OF PLAN EQUITY
December 31, 2003

(In Thousands)	Non-Participant Directed Investments	Participant Directed Investments	Total Investments
Investments, at Market:
Provident Financial Group, Inc. Common Stock	$63,770	$13,259	$ 77,029
Riverfront U.S. Government Securities
Money Market Mutual Fund	2	15,190	15,192
Riverfront U.S. Government Income Fund	--	2,385	2,385
Riverfront Balanced Fund	--	3,262	3,262
Federated Max Cap Fund	--	8,262	8,262
Riverfront Select Value Fund	--	4,106	4,106
Fidelity Advisor Equity Portfolio Growth Fund	--	13,067	13,067
Riverfront Large Company Select Fund	--	1,317	1,317
Federated International Equity Fund	--	1,413	1,413
Federated Total Return Bond Fund	--	932	932
Columbia Mid Cap Value Fund	--	1,634	1,634
Columbia Small Cap Value Fund	--	1,510	1,510
Vanguard Total Stock Market Index Fund	--	2,506	2,506
Participant Loans	--	2,170	2,170

Total Investments, at Market	63,772	71,013	134,785
Company Contributions Receivable	--	5,531	5,531
Interest Receivable	--	8	8

Plan Equity at End of Year	$63,772	$76,552	$140,324

See notes to financial statements.

PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
STATEMENT OF PLAN EQUITY
December 31, 2002

(In Thousands)	Non-Participant Directed Investments	Participant Directed Investments	Total Investments
Investments, at Market:
Provident Financial Group, Inc. Common Stock	$54,903	$10,251	$ 65,154
Riverfront U.S. Government Securities
Money Market Mutual Fund	2	11,136	11,138
Riverfront U.S. Government Income Fund	--	2,937	2,937
Riverfront Balanced Fund	--	2,531	2,531
Federated Max Cap Fund	--	5,354	5,354
Riverfront Select Value Fund	--	2,862	2,862
Fidelity Advisor Equity Portfolio Growth Fund	--	7,725	7,725
Riverfront Large Company Select Fund	--	780	780
Federated International Equity Fund	--	567	567
Participant Loans	--	1,920	1,920

Total Investments, at Market	54,905	46,063	100,968
Company Contributions Receivable	--	4,550	4,550
Interest Receivable	--	8	8

Plan Equity at End of Year	$54,905	$50,621	$105,526

See notes to financial statements.

PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

(In Thousands)	Non-Participant Directed Investments	Participant Directed Investments	Total Investments
Investment Income:
Dividends	$ 1,982	$ 496	$ 2,478
Interest	--	403	403

	1,982	899	2,881
Net Appreciation in Fair Value of Investments	11,791	9,900	21,691

Net Investment Income	13,773	10,799	24,572
Contributions:
Participants	--	9,994	9,994
Company Match	--	1,891	1,891
Company Profit Sharing	--	5,531	5,531

	13,773	28,215	41,988
Less Distributions
to Participants	(3,183)	(4,007)	(7,190)

	10,590	24,208	34,798
Transfer (to) from Other Plans	(1,723)	1,723	--
Plan Equity:
Beginning of the Year	54,905	50,621	105,526

End of the Year	$ 63,772	$ 76,552	$ 140,324

See notes to financial statements.

PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

(In Thousands)	Non-Participant Directed Investments	Participant Directed Investments	Total Investments
Investment Income:
Dividends	$ 2,150	$ 368	$ 2,518
Interest	1	471	472

	2,151	839	2,990
Net Depreciation in Fair Value of Investments	(532)	(6,580)	(7,112)

Net Investment Income (Loss)	1,619	(5,741)	(4,122)
Contributions:
Participants	--	8,453	8,453
Company Match	--	1,661	1,661
Company Profit Sharing	--	4,550	4,550

	1,619	8,923	10,542
Less Distributions
to Participants	(3,681)	(2,981)	(6,662)

	(2,062)	5,942	3,880
Transfer (to) from Other Plans	(766)	766	--
Plan Equity:
Beginning of the Year	57,733	43,913	101,646

End of the Year	$ 54,905	$ 50,621	$ 105,526

See notes to financial statements.

Provident Financial Group, Inc. Retirement Plan
Notes to Financial Statements

Note A — Basis of Presentation

The Provident Financial Group, Inc. Retirement Plan (the “Plan”) has two parts: One part of the Plan provides for 401(k) contributions and employer matching contributions. The 401(k) part of the Plan is referred to as the “Personal Investment Election Plan” or the “PIE Plan.” The other part of the Plan provides for employer contributions. This part includes Profit Sharing Contributions which were made after December 31, 2001 and ESOP Contributions that were made prior to January 1, 2002. The Profit Sharing Contribution Account and the ESOP Contribution Account together are referred to as the Profit Sharing Plan. Collectively, the Profit Sharing Plan and PIE Plan are referred to as the “Plan.”

On February 17, 2004, Provident Financial Group, Inc. (PFGI) announced that it had signed a definitive agreement to merge with National City Corporation. National City Corporation is a financial holding company headquartered in Cleveland, Ohio. Under terms of the agreement, PFGI shareholders will receive 1.135 shares of National City Corporation common stock for each share of PFGI common stock in a tax-free exchange. Stockholders approved the merger on May 20, 2004 and Regulatory approval was received on June 8, 2004. The transaction is expected to close on or about July 1, 2004.

Note B — Accounting Policies

The financial statements of the Plan are presented on the accrual basis. Investments are reported at closing prices as determined from published market data. Net appreciation (depreciation) in fair value of investments, including investments bought, sold and held, is reflected in the statements of income and changes in plan equity.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The assets of the PIE Plan are diversifiable at the direction of the participant. The Profit Sharing Plan contains assets that may be diversified at the direction of the participant as well as assets that are restricted to shares of PFGI common stock. The attached financial statements are presented based on this distinction between participant directed assets and non-participant directed assets.

Note C — Description of the Plan

The following description of the Plan provides only general information. The Plan Document should be referred to for a more complete description of the Plan’s provisions.

The Plan was established to help provide for the financial well-being at retirement of the eligible employees of PFGI and its subsidiaries. Each full-time employee, as defined by the Plan, is eligible to make before-tax contributions to the PIE Plan on the first day of the calendar quarter coinciding with or immediately following date of hire. A full-time employee is eligible for matching contributions or for Profit Sharing contributions upon completion of one year of service. Employees who are not full-time employees are eligible for all purposes, including before-tax contributions, matching contributions, and Profit Sharing contributions, upon completion of one year of service.

Provident Financial Group, Inc. Retirement Plan
Notes to Financial Statements

One year of service is completed if during the twelve month period beginning on the date of employment the employee works at least 1,000 hours. Thereafter, a year of service is determined based on the plan year. If an active participant is not already fully vested, he or she shall become so upon attaining normal retirement age, upon seperation from service after qualifying for early retirement, upon death or total disability, or on termination of the Plan. If a participant terminates employment prior to qualifying for early retirement or normal retirement age, such participant shall be entitled to receive the vested balance held in his or her account. The assets of the Plan shall be administered at the discretion of the Retirement Plan Administrative Committee.

Participants who are employed on the last day of the plan year and are credited with a year of service during the plan year or are in their first year of participation are eligible to receive an allocation of employer contributions paid to the Profit Sharing Plan. These contributions are allocated among Profit Sharing Plan participants based on their compensation in proportion to the total compensation of all participants. In their first year of participation, the compensation considered under the allocation formula is the compensation paid from the first day of the calendar quarter coinciding with or immediately following the date participants enter the Profit Sharing Plan. The proportional share of earnings (or losses) and appreciation (or depreciation) of the Profit Sharing Plan during the year is allocated to each participant’s account. The entire cost is borne by PFGI. PFGI’s contributions are discretionary by the directors of PFGI.

After terminating service, participants having vested rights in the Plan are entitled to benefit payments by the last day of the first quarter after the end of the plan year in which the termination occurs. Participants are at all times fully vested in their PIE Plan. Participants who separate from service on account of death, disability, or retirement are fully vested in their Profit Sharing Plan. Participants otherwise become vested in their Profit Sharing Plan as follows: 50% after 3 years of service; 75% after 4 years of service; and 100% after 5 years of service. A year of service for vesting purposes is credited for each plan year during which the employee works at least 1,000 hours. Forfeitures by participants who are not fully vested are allocated in the same manner as employer contributions. Participants who are employed at PFGI on the closing date of the sale to National City will become 100% vested.

Employees may contribute a percentage of their pre-tax compensation (up to a maximum contribution prescribed by the Secretary of the Treasury) to the PIE Plan as voluntary contributions. The Retirement Plan Administrative Committee may adopt rules concerning the administration of such contributions. The employees individually elect how they want their contributions invested by selecting a fund, or combination of funds, offered by the PIE Plan. The earnings (or losses) allocated to the participants is determined by the performance of the investment option they choose.

Thirteen funds are available for employees participating in the PIE Plan. A description of the funds follows:

        The Riverfront U.S. Government Securities Money Market Mutual Fund is a minimum risk fund in which employee monies are pooled to purchase money market mutual funds.

Provident Financial Group, Inc. Retirement Plan
Notes to Financial Statements

        The Riverfront U.S. Government Income Fund is a lower risk fund in which funds are conservatively invested to produce current income while preserving invested principal. The funds will be invested in debt instruments of the U.S. Government and its agencies. These securities contain a relatively low risk of interest default or loss of principal.

        The Riverfront Balanced Fund is for investors who are willing to assume greater risk. The investment objectives of this fund are conservation of capital, current income, and long-term growth of capital and income. The fund will accomplish these objectives by investing in a broadly diversified portfolio of securities including stocks and bonds.

        The Federated Max Cap Fund is for investors who are willing to assume greater risk. The investment objective is to provide investment results which approximate the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor’s 500 Composite Stock Price Index.

        The Riverfront Select Value Fund seeks long-term growth of capital by using a value approach in the selection of large capitalization equity securities. This fund is appropriate for investors with a long-term investment horizon.

        The Fidelity Advisor Equity Portfolio Growth Fund involves a greater element of risk. Diversification among small, medium and large cap stocks is the goal of this fund. The fund’s objective will be long-term capital appreciation. The strategy is for high returns from growth stocks. The fund will invest in small, medium and large companies that have above-average growth characteristics such as strength in sales or earnings. The fund may be volatile due to its aggressive investment approach.

        The Riverfront Large Company Select Fund seeks long-term growth of capital; current income is a secondary consideration. The fund normally invests at least 65% of assets in common stocks and convertibles of companies with market capitalizations of at least $4 billion. To select securities, management takes into consideration factors including price/earnings, price/book, price/cash flow, return on equity, and other ratios.

        The Federated International Equity Fund pursues total return with holdings that include mid- to large-cap companies worldwide outside the U.S. This fund is broadly diversified across many markets and many industries.

        The PFGI Common Stock Fund invests in the common stock of PFGI. Purchases and sales of common stock for the fund will be made by the Trustee, either on the open market or directly from PFGI or its affiliates. With respect to any stock purchased directly from PFGI, the purchase prices shall be equal to the bid price of the common stock as published in the Cincinnati Enquirer on the trading day next preceding the date common stock is purchased for the fund.

        The Federated Total Return Bond Fund seeks total return by investing mainly in government, mortgage-backed, and investment-grade corporate securities.

        The Columbia Mid Cap Value Fund seeks long-term capital growth. The fund invests primarily in middle capitalization stocks. Middle capitalization stocks are stocks with market capitalization between $400 million and the largest stock in the Russell Mid Cap Index. In addition, any stock that is a member of the Standard & Poor’s Mid Cap 400 Index is considered a middle capitalization stock.

Provident Financial Group, Inc. Retirement Plan
Notes to Financial Statements

        The Columbia Small Cap Value Fund seeks long-term capital growth. The fund normally invests at least 65% of assets in common stocks issued by domestic companies with market capitalization between $20 million and $3.9 billion. The advisor uses quantitative sampling techniques to select a stock portfolio that it believes to be representative of the small-stock universe.

        The Vanguard Total Stock Market Index Fund seeks to replicate the aggregate price and yield of the Wilshire 5000 Total Market Index. The fund employs a passive market strategy designed to track the performance of the Wilshire 5000 Index, which consists of all the U.S. common stocks traded regularly on the NYSE, AMEX, or OTC markets. It invests all or substantially all of its assets in a representative sample of the stocks that make up the index.

After the close of the sale of PFGI to National City Corporation, participant investments in the Riverfront U.S. Government Income Fund will be moved to the Federated Total Return Bond Fund, while the other four Riverfront Fund investment options will be converted to similar funds in the Armada family. The Armada family of funds is managed by the National City Investment Management Company.

Participants are permitted to borrow from the vested interest of their PIE Plan under certain circumstances. Under these borrowings, the individuals borrow from, and repay the principal plus interest to, their own accounts.

Once the employee has met the one year of service eligibility requirement for the matching provision of the plan, PFGI will make a matching contribution of 25% of the first 8% of the participant’s compensation contributed as a 401(k) contribution. The employee becomes fully vested in his 401(k) contribution and the matching contribution at the time the contributions are made. Matching contributions are invested according to the participant’s investment elections.

Participants of the Profit Sharing Plan are able to invest profit sharing contributions made after December 31, 2001 into the investment options available to PIE Plan participants. In addition, participants with balances in their ESOP Contribution Account may now diversify up to 25% of their ESOP balance each year into the PIE Plan investment options.

Provident Financial Group, Inc. Retirement Plan
Notes to Financial Statements

Note D — Investments

The cost and market value of investments at December 31 was as follows:

	2003		2002
(In Thousands)	Cost	Market	Cost	Market
Provident Financial Group, Inc. Common Stock	$ 53,296	$ 77,029	$ 54,857	$ 65,154
Riverfront U.S. Government Securities
Money Market Mutual Fund	15,192	15,192	11,138	11,138
Riverfront U.S. Government Income Fund	2,415	2,385	2,920	2,937
Riverfront Balanced Fund	3,564	3,262	3,433	2,531
Federated Max Cap Fund	7,821	8,262	6,731	5,354
Riverfront Select Value Fund	4,672	4,106	4,540	2,862
Fidelity Advisor Equity Portfolio Growth Fund	13,251	13,067	11,450	7,725
Riverfront Large Company Select Fund	1,488	1,317	1,282	780
Federated International Equity Fund	1,339	1,413	867	567
Federated Total Return Bond Fund	930	932	--	--
Columbia Mid Cap Value Fund	1,402	1,634	--	--
Columbia Small Cap Value Fund	1,299	1,510	--	--
Vanguard Total Stock Market Index Fund	2,125	2,506	--	--
Participant Loans	2,170	2,170	1,920	1,920

	$110,964	$134,785	$ 99,138	$100,968

The Plan’s investments, including investments bought, sold and held, appreciated (depreciated) in value as follows:

	Year Ended December 31,
(In Thousands)	2003	2002
Provident Financial Group, Inc. Common Stock	$ 14,324	$ (627)
Riverfront U.S. Government Income Fund	(47)	10
Riverfront Balanced Fund	445	(449)
Federated Max Cap Fund	1,646	(1,560)
Riverfront Select Value Fund	852	(939)
Fidelity Advisor Equity Portfolio Growth Fund	3,074	(3,145)
Riverfront Large Company Select Fund	221	(255)
Federated International Equity Fund	332	(147)
Federated Total Return Bond Fund	4	--
Columbia Mid Cap Value Fund	235	--
Columbia Small Cap Value Fund	214	--
Vanguard Total Stock Market Index Fund	391	--

	$ 21,691	$(7,112)

Note E — Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 7, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to the receipt of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Provident Financial Group, Inc. Retirement Plan
Notes to Financial Statements

Note F — Party-In-Interest Transactions

The Provident Bank (“Provident”) offers shares of The Riverfront Funds, Inc. (“Riverfront”), a proprietary family of mutual funds, to customers. Riverfront is a registered investment company with six portfolios, each having a different investment objective. Provident manages the portfolios and performs other related services, such as providing shareholder services and acting as fund accountant and custodian. Riverfront is offered to customers of Provident, including personal trust, employee benefit, agency and custodial clients, as well as individual investors.

During 2003 and 2002, the Plan had transactions with PFGI and Provident. Details of these transactions follow (dollars in thousands):

		Purchased		Sold
Year Party	Transaction	Shares/ Units	Cost	Shares/ Units	Cost
2003
Non-Participant Directed Investments
PFGI	Common Stock	70,759	$ 1,976	64,411	$ 1,405
Provident	Riverfront U.S. Government Securities
	Money Market Mutual Fund	n/a	3,607	n/a	3,607
Participant Directed Investments
Provident	Riverfront U.S. Government Securities
	Money Market Mutual Fund	n/a	12,015	n/a	7,961
Provident	Riverfront U.S. Government Income Fund	117,708	1,150	170,182	1,655
Provident	Riverfront Balanced Fund	103,512	928	71,363	797
Provident	Riverfront Select Value Fund	151,844	1,051	92,435	919
Provident	Riverfront Large Company Select Fund	85,540	596	39,719	390
PFGI	Common Stock	43,700	1,075	22,550	635

2002
Non-Participant Directed Investments
PFGI	Common Stock	76,992	$ 2,164	27,077	$ 494
Provident	Riverfront U.S. Government Securities
	Money Market Mutual Fund	n/a	3,501	n/a	3,519
Participant Directed Investments
Provident	Riverfront U.S. Government Securities
	Money Market Mutual Fund	n/a	17,377	n/a	14,288
Provident	Riverfront U.S. Government Income Fund	190,345	1,865	76,234	739
Provident	Riverfront Balanced Fund	70,767	660	44,874	536
Provident	Riverfront Select Value Fund	118,409	925	125,707	1,379
Provident	Riverfront Large Company Select Fund	62,924	488	40,211	488
PFGI	Common Stock	61,700	1,608	30,800	850

PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
FORM 5500, Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 31-0982792 / PLAN 001
December 31, 2003
Schedule I
(Dollars in Thousands)

	Non-Participant Directed			Participant Directed
Identity of Issue	Number of Shares	Cost	Market Value	Number of Shares	Cost	Market Value
Equity Mutual Funds:
Riverfront Balanced Fund (1)	--	$ --	$ --	328,543	$ 3,564	$ 3,262
Federated Max Cap Fund	--	--	--	367,045	7,821	8,262
Riverfront Select Value Fund (1)	--	--	--	491,738	4,672	4,106
Fidelity Advisor Equity Portfolio
Growth Fund	--	--	--	280,832	13,251	13,067
Riverfront Large Company
Select Fund (1)	--	--	--	163,593	1,488	1,317
Federated International
Equity Fund	--	--	--	91,666	1,339	1,413
Columbia Mid Cap Value Fund	--	--	--	68,317	1,402	1,634
Columbia Small Cap Value Fund	--	--	--	39,145	1,299	1,510
Vanguard Total Stock Market
Index Fund	--	--	--	96,405	2,125	2,506

Debt Mutual Funds:
Riverfront U.S. Government
Securities Money Market
Mutual Fund (1)	n/a	2	2	n/a	15,190	15,190
Riverfront U.S. Government
Income Fund (1)	--	--	--	248,396	2,415	2,385
Federated Total Return
Bond Fund	--	--	--	86,023	930	932

Common Stock:
Provident Financial
Group, Inc. (1)	1,995,932	47,509	63,770	414,974	5,787	13,259

Participant Loans (2)	n/a	--	--	n/a	2,170	2,170

		$47,511	$63,772		$63,453	$71,013

(1) Party-in-interest to the Plan.
(2) Interest rates range from 4.00% to 9.50%.

PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
FORM 5500, LINE 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS
EIN 31-0982792 / PLAN 001
CATEGORY (iii) - A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
December 31, 2003
Schedule II
(Dollars in Thousands)

Identity of Party and Description of Asset	Purchase Price		Selling Price		Cost of Asset	Current Value of Asset on Transaction Date	Net Gain(Loss)
Provident Financial Group, Inc.	$ 3,051	(1)			$ 3,051
Common Stock			$ 2,321	(2)	2,040	$ 2,321	$ 281

Riverfront U.S. Government Securities	15,622	(3)			15,622
Money Market Mutual Fund			11,568	(4)	11,568	11,568	--

Fidelity Advisor Equity Portfolio	4,401	(5)			4,401
Growth Fund			2,133	(6)	2,600	2,133	(467)

(1) Comprised of 11 purchase transactions.
(2) Comprised of 171 sales transactions.
(3) Comprised of 422 purchase transactions.
(4) Comprised of 546 sales transactions.
(5) Comprised of 178 purchase transactions.
(6) Comprised of 187 sales transactions.

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN

Date: June 22, 2004

BY: /s/ Christopher J. Carey Christopher J. Carey Plan Administrative Committee Chairperson